UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications Inc.

File No. 001-33963- CF#25596

_____

Iridium Communications Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2010. Iridium Communications Inc. amended its application and refiled Exhibit 10.1 with fewer redactions on a Form 10-Q/A filed on October 29, 2010.

Based on representations by Iridium Communications Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through August 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel